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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/01/08___ AND ENDING___12/31/08___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   VANDHAM SECURITIES CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

50 TICE BOULEVARD

(No. and Street)

WOODCLIFF LAKE,   **NEW JERSEY**   **07677**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK P. CATRINI, TIMOTHY BARBA   **(201) 782-3300**

                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MYER, GREENE & DEGGE

(Name – if individual, state last, first, middle name)

300 N. MIDDLETOWN ROAD, SUITE 8, P.O. BOX 930, PEARL RIVER, NEW YORK

(Address)   (City)   (State)   (Zip Code) ·**10965**

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __FRANK P. CATRINI_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__VANDHAM SECURITIES CORP._____ , as
of __DECEMBER 31_____ , 20 __08___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President & CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VANDHAM SECURITIES CORP.

I N D E X

REPORT LETTER

SUPPLEMENTAL DATA

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
Vandham Securities Corp.

We have audited the accompanying statement of financial condition
of Vandham Securities Corp. as of December 31, 2008 and the
related statements of operations, changes in stockholders'
equity, changes in liabilities subordinated to claims of general
creditors and cash flows for the year then ended that you are
filing pursuant to Rule 17a-5 under the Securities Exchange Act
of 1934. These financial statements are the responsibility of
the Company's management. Our responsibility is to express an
opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards
generally accepted in the United States of America. Those
standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation. We believe that our audit provides a reasonable
basis for our opinion.

In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial position,
results of operations and cash flows of Vandham Securities Corp.
as of and for the year ended December 31, 2008, in conformity
with accounting principles generally accepted in the United
States of America.

Our audit was made for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information
contained in the supplementary data is presented for purposes of
additional anaylsis and is not a required part of the basic
financial statements, but is supplementary information required
by Rule 17a-5 of the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied
in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole.

MYER, /GREENE & DEGGE

Dated: February 4, 2009

VANDHAM SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2008

ASSETS

Cash and cash equivalents (Notes 1E and 4)	$ 397,822
Cash and cash equivalents segregated under Federal and other regulations (Notes 1E, 2 and 4)	28,858
Receivable from brokers, dealers and clearing organizations (Note 4)	3,397,884
Marketable securities owned, at market value (Notes 1C, 3, 4 and 5)	298,895
Fixed assets - net (Notes 1D, 6 and 8)	181,500
Deposits, prepaids and other assets	353,780
TOTAL ASSETS	**$4,658,739**

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 983,424
Salaries, wages and compensation payable	1,304,600
Marketable securities sold, not yet purchased, at market value (Notes 1C, 3, 4 and 5)	121,914
Subordinated borrowings (Note 7)	1,000,000
Capital lease obligations (Note 8)	88,067
Tenant security deposits	90,762
Deferred lease incentives (Note 9)	70,657
Total Liabilities	3,659,424
Commitments and contingencies (Note 10)	-
Stockholders' equity - Schedule I	999,315
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$4,658,739**

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock (1)		Paid in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2008	160	$13,300	$ 983,067	$ -	$ 996,367
Capital Contributions	-	-	-	-	-
Capital Withdrawals	-	-	-	-	-
Net Income	-	-	-	2,948	2,948
Dividends Paid	-	-	-	-	-
BALANCE, DECEMBER 31, 2008	160	$13,300	$ 983,067	$ 2,948	$999,315

(1) Class A, no par value, 200 shares authorized, 160 shares issued and
outstanding.

*The accompanying notes are an integral part of the
financial statements.*

VANDHAM SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

	Amount	Percent To Total Revenue
REVENUES (Note 1B)		
Commissions	$ 17,682,902	72.15
Net gains from principal transactions	4,634,947	18.91
Interest, dividends and other income	2,192,325	8.94
Total Revenues	24,510,174	100.00
EXPENSES		
Employee compensation	14,284,103	58.28
Data and research services	5,815,814	23.73
Floor brokerage, commissions and clearing fees	1,409,704	5.75
Payroll taxes and fringe benefits	1,177,997	4.81
Dues, subscriptions, licenses and registrations	312,341	1.27
Rent, utilities and occupancy costs (Note 10)	297,096	1.21
Auto and travel	237,232	.97
Meals and entertainment	202,855	.83
Depreciation (Notes 1D and 8)	163,311	.67
Moving, storage, repairs and maintenance	152,218	.62
Telephone	76,207	.31
Interest (Note 7)	72,164	.29
Office supplies and expenses	51,638	.21
Insurance	45,245	.19
Contributions	32,834	.13
Equipment rental	21,528	.09
Professional fees	16,111	.07
Sales and sundry taxes	13,011	.05
Postage	12,410	.05
Bank charges	2,903	.01
Advertising	1,139	.01
Staff training and education	836	—
Total Expenses	24,398,697	99.55
INCOME BEFORE INCOME TAX PROVISION	111,477	.45
CURRENT INCOME TAX PROVISION (Note 11)	108,529	.44
NET INCOME	$ 2,948	.01

The accompanying notes are an integral part of the financial statements.

Exhibit C

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated borrowings, January 1, 2008	$1,000,000
Increases:	
Issuance of subordinated notes	–
Decreases:	
Payment of subordinated notes	–
SUBORDINATED BORROWINGS, DECEMBER 31, 2008 (Note 7)	$1,000,000

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income		$ 2,948
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		163,311
Decrease (increase) in operating assets:		
Receivable from brokers, dealers and clearing organizations		556,289
Marketable securities owned, at market value		166,855
Deposits, prepaids and other assets	(152,031)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	349,302	
Salaries, wages and compensation payable	(655,958)	
Marketable securities sold, not yet purchased, at market value	44,179	
Tenant security deposits	(30,254)	
Deferred lease incentives	(3,895)	
Cash Provided By Operations		$ 440,746

CASH FLOWS FROM INVESTING ACTIVITIES:

Fixed asset purchases	(98,084)	
Capital lease obligation payments	(32,269)	
Cash (Applied To) Investing Activities		(130,353)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital withdrawals	–	
Dividends paid	–	
Cash (Applied To) Financing Activities		–

INCREASE IN CASH AND CASH EQUIVALENTS	310,393
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	116,287
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1E)	$ 426,680

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A   *The Company:* Vandham Securities Corp. (the Company) was incorporated
    under the laws of the State of New York on March 16, 1990. The
    Company was established to engage in all aspects of the securities
    business including, but not limited to, the buying, selling, trading,
    underwriting and investment of stocks, bonds, securities and futures
    of every nature. The Company has operations in New Jersey,
    Massachusetts and Connecticut.

B   *Revenue:* Transactions for the Company's accounts in securities,
    short-term money market instruments and the related revenue and
    expenses are recorded on a trade-date basis. For purposes of
    determining the realized gain or loss on a sale, the cost of
    securities sold is based on a first in, first out method, unless
    shares are otherwise specifically identified. Dividends are recorded
    on the ex-dividend date and interest income is accrued as earned.

C   *Investment In Securities:* Marketable securities are stated at
    quoted market values; securities not readily marketable are stated
    at estimated fair value as determined by management. The resulting
    difference between cost and market is included in income.

D   *Fixed Assets:* Property and equipment are recorded at cost.
    Depreciation is computed using accelerated methods over the
    estimated useful lives of the assets. Expenditures that materially
    increase the life of the related assets are capitalized. Expendi-
    tures for maintenance and repairs are charged to operations.

E   *Policy of Cash Equivalents:* For purposes of the statement of cash
    flows, cash equivalents include time deposits, money market funds
    and all highly liquid debt instruments with original maturities of
    three months or less, that are not held for sale in the ordinary course
    of business.

NOTE 2--CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $28,858 has been segregated in a special reserve bank account for
the benefit of customers under Rule 15c3-3 of the Securities and Exchange
Commission.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

NOTE 3—MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities are stated at quoted market values and are comprised of the following:

	Owned	Sold, Not Yet Purchased
Corporate equity investments	$298,895	$121,914

The Company's security investments are bought or sold short and held principally for the purpose of selling or repurchasing them in the near term and are therefore classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008, at market value of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

NOTE 4—CREDIT RISK CONCENTRATION

The Company maintains its cash in bank and clearing organization deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

The clearing and depository operations for the Company's security transactions are provided by National Financial Services, LLC. At December 31, 2008, virtually all of the investments in securities are positions with this broker. In the normal course of business, substantially all of the Company's cash balances, receivable balances, security positions and securities transactions are held or transacted with brokers or other counterparties. The Company is subject to credit risk from the potential inability of these counterparties performing under the terms of the contracts. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

NOTE 5—FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of option contracts are recorded in marketable securities owned or marketable securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 6—FIXED ASSETS

As at December 31, 2008 fixed assets consisted of the following:

Capital leases	$ 165,825
Furniture and fixtures	70,617
Office equipment	131,125
Leasehold improvements	79,466
	447,033
Less: Accumulated depreciation	(265,533)
NET TOTAL	$ 181,500

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

NOTE 7--SUBORDINATED BORROWINGS

In October, 2002, the Company borrowed $1,000,000 under a Qualified
Subordinated Loan Agreement. The terms of the agreement require monthly
payments of interest only at an interest rate of prime plus 1%. In January
2009, this loan was replaced with a similar loan under the same general
terms and conditions. The entire principal amount of the loan is due and
payable on January 7, 2010.

The subordinated borrowings are available in computing net capital under
the SEC's uniform capital rule. To the extent that such borrowings are
required for the Company's continued compliance with minimum net capital
requirements, they may not be repaid.

NOTE 8--CAPITAL LEASES

The Company leases certain equipment under agreements that are classified
as capital leases. The $165,825 cost of equipment under capital leases is
included in the December 31, 2008 Statement of Financial Condition under
fixed assets. Accumulated amortization of the leased equipment at December
31, 2008 was $93,306. Amortization of assets under capital leases is
included in depreciation expense.

The future minimum lease payments required under the capital leases and the
present value of the net minimum lease payments as of December 31, 2008 are
as follows:

Year	Amount
2009	$ 37,543
2010	37,543
2011	18,771
	$ 93,857
Less: Amount representing interest	(5,790)
PRESENT VALUE OF NET MINIMUM LEASE PAYMENTS	$ 88,067

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

NOTE 9—DEFERRED LEASE INCENTIVES

The Company has entered into several operating lease agreements, some of which contain provisions for future rent increases, rent free periods, or periods in which rent payments are reduced (abated). The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred lease incentives," which is included as a liability on the accompanying Statement of Financial Condition.

NOTE 10—COMMITMENTS AND CONTINGENCIES

In May 2002, the Company amended their current lease agreement for the rental of their New York City facilities. The new agreement is for a period of ten years ending in September, 2012 at approximately $335,000 per annum plus escalation clauses and less certain rent abatements.
The Company is responsible for electricity, maintenance and upkeep of the related property including operating expense and real estate tax escalation clauses. Effective July, 2006, the Company entered into a sublease agreement for this facility, which expires September, 2012, at approximately $363,000 per year.

In February, 2004, the Company entered into an agreement for the rental of their Massachusetts offices. The term of the lease is for the three year period from April 1, 2004 to March 31, 2007. The lease calls for a base rent of $2,030 per month. The Company is also responsible for insurance, utilities and real estate tax and building operating cost escalation clauses. In February, 2006, this lease was amended to include an expansion of the rentable premises and to extend the lease period, under the same general terms and conditions of the original lease, to May 31, 2008. The amendment calls for an annual rent of $28,985, payable in monthly installments of $2,415. In May, 2008, the Company executed a third amendment to the lease which extends the term until May 31, 2009. This amendment provides that the base rent due for the entire premises shall be $6,915 per month.

Effective July 1, 2006, the Company entered into a lease agreement for the rental of their Woodcliff Lake, New Jersey facilities. The agreement is for a period of ten years and calls for base monthly rental payments ranging from $15,256 to $16,309, plus certain utility charges. At the expiration date, the lessee shall have the option to extend the term of the lease for a period of five years under the same general terms and conditions of the original agreement. The Company is also responsible for insurance, utilities, real estate tax and building operating cost escalation clauses.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

NOTE 10--COMMITMENTS AND CONTINGENCIES (CONT'D)

Minimum future payments under the above agreements for the next five years and thereafter are as follows:

Year	Amount
2009	$ 556,000
2010	524,000
2011	524,000
2012	423,000
2013	192,000
Thereafter	489,000
	$2,708,000

Total minimum future rental payments have not been reduced by approximately $1,331,000 of sublease rentals to be received in the future under non-cancelable subleases.

NOTE 11--INCOME TAXES

The Company's effective income tax rate is different than what would be expected if Federal and State statutory rates were applied to income from continuing operations primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes.

NOTE 12--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2008, the Company had net capital, as defined, of $1,575,597, which was $575,597 in excess of its regulatory requirements.

NOTE 13--USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

NOTE 14—RETIREMENT PLANS

The Company sponsors a profit sharing plan that covers substantially all of its employees. Contributions to the Plan are based on management's discretion. Annual contributions are determined using a percentage of the participating employees' salaries. For 2008, the Company did not make any contributions.

The Company has a 401(k) Plan to provide retirement and incidental benefits for its employees. Employees may contribute any portion of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service.

NOTE 15—SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

Interest	$72,164
Income taxes	38,529

VANDHAM SECURITIES CORP.

SUPPLEMENTAL DATA

VANDHAM SECURITIES CORP.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

Total stockholders' equity		$ 999,315
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		1,000,000
Other allowable credits		(1,765)
Total capital and allowable subordinated liabilities		1,997,550
Deductions and/or charges:		
Total nonallowable assets	357,476	
Other deductions or charges	-	
Other additions or credits	-	(357,476)
Net capital before haircuts on security positions		1,640,074
Haircuts on trading and investment securities		(64,477)
Undue concentration on trading and investment securities		-
Net capital		1,575,597
Computation of net capital requirement:		
Minimum net capital required		1,000,000
EXCESS NET CAPITAL		$ 575,597

Reconciliation (pursuant to Paragraph (d)(4)
of Rule 17a-5) with the Company's
computation (included in Part II of
Form X-17A-5 as of December 31, 2008):

Net capital, as reported in Part II of the Company's FOCUS Report	$ 1,693,811
Difference due to adjustments to net income and certain reclassifications	(118,214)
NET CAPITAL PER ABOVE	$ 1,575,597

VANDHAM SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR A BROKER-DEALER UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

CREDIT BALANCES		
Commission Recapture	$	-
Total credit items		-
DEBIT BALANCES		-
Total debit items		-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$	-
		======
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT"		$28,858
		======

EXEMPTION UNDER SECTON (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through National Financial Services, LLC, on a fully disclosed basis, which files financial statements with the Securities and Exchange Commission pursuant to Rule 17a-5.

<u>VANDHAM SECURITIES CORP.</u>

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL
<u>REQUIRED BY SEC RULE 17A-5</u>

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
Vandham Securities Corp.

In planning and performing our audit of the financial statements
of Vandham Securities Corp. as of and for the year ended December
31, 2008, in accordance with auditing standards generally
accepted in the United States of America, we considered the
Company's internal control over financial reporting (internal
control) as a basis for designing our auditing procedures for the
purpose of expressing our opinion on the financial statements,
but not for the purpose of expressing an opinion on the
effectiveness of the Company's internal control. Accordingly, we
do not express an opinion on the effectiveness of the Company's
internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange
Commission (SEC), we have made a study of the practices and
procedures followed by the Company including consideration of
control activities for safeguarding securities. This study
includes test of such practices and procedures that we considered
relevant to the objectives stated in Rule 17a-5(g) in making the
periodic computations of aggregate indebtedness (or aggregate
debits) and net capital under Rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of Rule
15c3-3. Because the Company does not carry securities accounts
for customers or perform custodial functions relating to customer
securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,
    verifications and comparisons and recordation of
    differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment
    for securities under Section 8 of Federal Reserve
    Regulation T of the Board of Governors of the Federal
    Reserve System.

The management of the Corporation is responsible for establishing
and maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of

controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconse-quential will not be prevented or detected by the entity's internal control

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this under-standing and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MYER, GREENE & DEGGA

Dated: February 4, 2009

END